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                           July 24, 2023

       Zaichang Ye
       Chief Executive Officer and Director
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       PRC

                                                        Re: SunCar Technology
Group Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 17, 2023
                                                            File No. 333-273286

       Dear Zaichang Ye:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed July 17, 2023

       Cover Page

   1. Please revise your cover page and Plan of Distribution to identify each of GEM Investor and GYBL as
underwriters. In this regard, we note your disclosure on page 93 that "GEM
                                                        Investor may be deemed
an "underwriter" within the meaning of Section 2(a)(11) of the
                                                        Securities Act." We
also note that GYBL received a warrant in connection with execution of the Share Purchase
Agreement, dated November 4, 2022, and you disclose on page F-6 that you granted such
warrant "as consideration for GEM Investor   s irrevocable
                                                        commitment to purchase
the GEM Shares." For guidance, refer to Securities Act
                                                        Compliance and
Disclosure Interpretation 139.13.
 Zaichang Ye
SunCar Technology Group Inc.
July 24, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                           Sincerely,
FirstName LastNameZaichang Ye
                                                           Division of
Corporation Finance
Comapany NameSunCar Technology Group Inc.
                                                           Office of Trade &
Services
July 24, 2023 Page 2
cc:       Elizabeth Fei Chen
FirstName LastName